Exhibit 99.1
NOTICE OF ANNUAL GENERAL MEETING
CHINA YUCHAI INTERNATIONAL LIMITED
To the Shareholders
NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 14 February, 2008 at 2:00 p.m. (Hong Kong time) for the following purposes:
As Ordinary Business
1.	To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$506,850 for the financial year 2007 (Directors’ fees paid for FY 2006: US$318,082).
2.	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:
(i)	Mr Teo Tong Kooi

(ii)	Mr Gao Jia Lin

(iii)	Mr Kwek Leng Peck

(iv)	Mr Gan Khai Choon

(v)	Mr Ho Tuck Chuen

(vi)	Mr Tan Aik-Leang

(vii)	Mr Neo Poh Kiat

(viii)	Mr Matthew Richards

(ix)	Mr Yan Ping

(x)	Mr Zhang Shi Yong
3.	To authorize the Board of Directors to appoint Directors up to the maximum of 11 or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

4.	To re-appoint Messrs KPMG Singapore as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.

5.	To transact any other business as may properly come before the Meeting or any adjournment thereof.
By Order of the Board
Teo Tong Kooi
President
Date: 22 January, 2008
Notes:
1.	The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of Shareholders may be passed without the affirmative vote of the Special Share.

2.	Only shareholders of record at the close of business on 17 January 2008 (New York time) shall be entitled to receive notice of and to attend and vote at the Meeting.

3.	A shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

4.	A proxy need not be a member of the Company.

5.	If a proxy is appointed, the proxy form and the power of attorney to other authority (if any) under which it is signed, must be lodged with BNY Mellon Shareowner Services at: POB 3862, S Hackensack NJ 07606 (for US Holders) OR POB 3865, S Hackensack NJ 07606 (for Foreign Holders) not less than 48 hours before the time appointed for the meeting, that is no later than 1 a.m. on Tuesday, February 12, 2008 (New York time).